

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 23, 2010

Ms. Lori Walker
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

> **RE: The Valspar Corporation**
> **Form 10-K for the fiscal year ended October 30, 2009**
> **Filed December 18, 2009**
> **File #1-3011**

Dear Ms. Walker:

We have reviewed your response letter dated February 3, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 30, 2009

Contractual Cash Obligations, page16

1. We note your response to our prior comment two. We continue to believe that information regarding actual ratios and other actual amounts versus the required amounts would be useful to an investor since it would allow for a more comprehensive understanding of your covenant status and overall liquidity. If, in the future, it is reasonably likely that you will be unable to meet your debt covenants, please include the information we previously requested in future filings. In addition, please revise future filings to disclose that your debt covenants do not limit your ability to obtain additional financing.

Consolidated Financial Statements
Note 14 – Segment Information, page 41

2. We note your response to our prior comment four. It is unclear to us how you
    determined that the products lines you identify and disclose in each of your
    segments are similar given that they each have different end uses and
    applications. It appears to us, based on these differences, that additional
    disclosures by product line and a discussion of changes in sales by product line in
    MD&A would be beneficial and useful to investors in an analysis of your
    operations.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your
responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia
Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at
(202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant